July 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adamis Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-273233
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as placement agent for the above-referenced offering, hereby join in the request of Adamis Pharmaceuticals Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:30 PM, Eastern Time, on July 31, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weintraub Tobin, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as placement agent, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC
By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Co-President